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                                                                    EXHIBIT 99.1

                                      LOGO

                                 PRESS  RELEASE

November 2, 2000
Oliver Heieck, Corporate Communications
Tel.: +49-6172-6082101
Fax: +49-6172-6082294
e-mail: pr-fmc@fmc-ag.de

                       FRESENIUS MEDICAL CARE TO ACQUIRE
                    EVEREST HEALTHCARE SERVICES CORPORATION

     BAD HOMBURG, GERMANY -- NOVEMBER 2, 2000 -- Fresenius Medical Care AG (Frankfurt Stock Exchange: FME, FME3 / NYSE: FMS, FMS_p), the world's leading provider of dialysis products and services, and Everest Healthcare Services Corporation today announced that they have signed a definitive agreement under which Fresenius Medical Care AG will acquire Everest Healthcare Services Corporation (Everest), Oak Park, Illinois.

     The operations to be acquired consist of Everest's interest in approximately 70 clinic facilities, providing therapy to approximately 6,800 patients in the eastern and central United States, as well as Everest's extracorporal blood services and acute dialysis businesses which provide acute dialysis, apheresis and hemoperfusion services to approximately 100 hospitals.

     FMC agreed on a purchase price of approximately US$ 343m for the facilities and the outstanding debt. The purchase price is subject to adjustments for changes in net equity and other customary closing adjustments. The purchase price is a composition of a cash payment to the sellers of roughly 1/3 of the purchase price and approximately 1/3 of the purchase for the outstanding debt assumed. Fresenius Medical Care AG anticipates promptly initiating a tender offer for Everest's outstanding subordinated debt. These two parts will be financed out of the proceeds from the capital offerings carried out in the first seven months of the year. The amount remaining of approximately 1/3 of the purchase price will be consummated by the issuance of up to 2.25 million Fresenius Medical Care AG preference shares derived from approved capital II. The Everest acquisition, which is in part financed with preference shares, completes the Company's recent acquisition and capital liquidity program consisting of the Franconia transaction and the recent secondary public offering.

     Ben Lipps, Chief Executive Officer of Fresenius Medical Care AG, commented, "This transaction provides a significant increase in Fresenius Medical Care's presence in key regions of the United States, most notably in the Midwest. With our existing infrastructure and new therapy initiations we anticipate significant improvements in cost effectiveness of operations during 2001, while maintaining the quality of care and the focus on internal growth for which Everest is well known. In addition, combining Everest's extracorporal blood technology services with Fresenius Medical Care's hospital contract services business will strengthen our non-renal extracorporal services. Like all our acquisitions, Everest will also be earnings enhancing within the first 12 months after the acquisition".
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     Craig Moore, Chairman and Chief Executive Officer of Everest, said "We have found the cultural fit of our organizations to be remarkably strong and are very pleased to join the strength of our team to the strengths of FMC, the leader in product and service innovation in renal dialysis".

     The transactions are still subject to anti-trust, other regulatory approvals and the approval of the Fresenius Medical Care Supervisory Board.

     Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals with chronic kidney failure, a condition that affects more than 1,000,000 individuals worldwide. Through its network of more than 1,240 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides dialysis treatment to approximately 90,200 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products, such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's new website at http://www.fmc-ag.com.